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Via EDGAR

Ms. Sonia Gupta Barros

Associate Director

Securities and Exchange Commission

Div. of Corporate Finance

Washington, D.C.

Re: Trimax Consulting, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed January 2, 2015

File No. 333-200344

Dear Ms. Gupta Barros,

On behalf of Trimax Consulting, Inc. (the “Registrant” or the “Company”), we respond below to comments of the SEC staff on the above-referenced registration statement. We set forth specific staff comment and then provide our response. We have attached a revised draft prospectus reflecting our responses and minor product changes, clarifications and corrections.

General

1. We note your response to comment 4 of our letter dated December 19, 2014. Your disclosure still contains discrepancies. For example, on page 30 you state that you anticipate the cost of being a reporting public company over the next 12 months to be approximately $30,000. Please revise.

Response

The Registrant has amended its Risk Factor disclosures as follows:

Our management has limited experience in managing the day to day operations of a public company and, as a result, we may incur additional expenses associated with the management of our company.

Our founder and Chief Executive Officer Oeshadebie Toelaram-Waterford is responsible for the operations and reporting of our company. The requirements of operating as a small public company are new to our management. This may require us to obtain outside assistance from legal, accounting, investor relations, or other professionals that could be more costly than planned. We may also be required to hire additional staff to comply with additional SEC reporting requirements. We anticipate that the costs associated with SEC requirements associated with going and staying public are estimated to be approximately $25,000 in connection with this registration statement and thereafter $25,000 annually. If we lack cash resources to cover these costs in the future, our failure to comply with reporting requirements and other provisions of securities laws could negatively affect our stock price and adversely affect our potential results of operations, cash flow and financial condition after we commence operations.

The Registrant has amended its Management’s Discussion as follows:

Development Stage and Capital Resources

Since its inception, the Company . . . .

While we have minimal revenues as of this date, no substantial revenues are anticipated until we have completed the financing from this offering and implemented our full plan of operations. We must raise cash to implement our strategy to grow and expand per our business plan. The minimum amount of the offering will likely allow us to operate for at least one year and have the capital resources required to cover the material costs with becoming a publicly reporting. The company anticipates over the next 12 months the cost of being a reporting public company will be approximately $25,000.

Business Operations

Revenues

2. We note your additional disclosure in response to comment 10 of our letter dated December 19, 2014 which states that the monthly fee for Innovation is $2,000 per month. However, the Consulting Agreement filed as Exhibit 10.1 indicates that you will receive $1,500 per month from Innovation for your services. Please revise to reconcile this discrepancy.

Response

The Registrant has amended its Business Operations disclosure to accurately reflect the per month fee of $1,500 pursuant to its contract with Innovation

Revenues

The Company will seek to offer our services to current and prospective tax certificates and tax lien investors. The Company offers its services on a flat monthly fee basis. Initially, we believe that we can offer our services at a fixed fee of $1,500-$3,000 per month. Each engagement at such amount will obligate us to identify up to fifty tax certificate and tax lien investment opportunities to our client. We currently have one engagement, with Innovation Consulting International, LLC for the fee of $1,500 per month

3. We note your additional disclosure in response to comment 11 of our letter dated December 19, 2014. Please also provide disclosure of the expected sources of funding to reach your milestones and how you intend to meet each milestone if you cannot receive funding. In addition, we note your statement on page 13 that you believe the net proceeds of this offering will be sufficient to satisfy operating requirements for the next twelve months. The maximum net proceeds from this offering are $375,000, which exceeds the expenditures you have outlined on page 28. Please revise your disclosure to reconcile this discrepancy.

Response

The Registrant has amended its Plan of Operations to provide:

Plan of Operation

The registrant has not yet fully developed its marketing infrastructure. The registrant current client and its prospective clients have become known to the Company through the existing relationships of our Chief Executive Officer and form referrals to her. Upon completion of our public offering, our specific goal is to profitably market and sell our services. Our plan of operations for the twelve months following the completion is as follows:

Develop Sales and Marketing Programs: Mos 1-3

Conduct market research through public records to identify profitable tax lien purchase opportunities and active tax lien investors. Develop marketing materials such in print media and online for purposes of direct marketing. Market our services to active tax lien investors through direct mail and email solicitation

Estimated cost: $25,000 - $50,000

Expand Website and Develop Online Marketing Program Mos. 3-6

Develop website to include functionality for visitors to view tax lien purchase opportunities. Create website search engine optimization and pay per click campaigns to create online marketing program. Create online media, such as video and podcast as additional marketing tools.

Estimated cost: $50,000 - $75,000

Expand Direct Sales Programs: Mos. 6-9

Purchase third-party data containing contact information for prospective real estate investors. Begin direct market program involving direct telesales. Expand email marketing program to include opt-in email newsletter featuring investment opportunities.

Estimated cost: $75,000 -$100,000

Engage Sales Professional(s); Pursue Strategic Alliances. 9-12

Engage one or more sales professionals to expand the scope of our direct marketing programs. Create a presence at industry trade shows and within industry groups to enhance brand visibility. Seek to forge relationships with other industry professionals, such as real estate agents, to position company as leading information source for tax lien investor opportunities and management firm.

Estimated Cost: $100,000 - $150,000

We are highly dependent on the success of this offering to execute upon this proposed plan of operations. If we are unable to raise sufficient funds through this offering or obtain alternate financing in lieu of funds raised through this offering, we may never complete development and become profitable. In order to become profitable we may still need to secure additional debt or equity funding above and beyond what we are seeking to raise through this offering. To such end, we hope to be able to raise additional funds from an offering of our stock in the future. However, this offering may not occur, or if it occurs, it may not raise the required funding. We do not have any plans or specific agreements for new sources of funding at present.

Exhibits

Exhibit 3.1

4. We note your response to comment 18 of our letter dated December 19, 2014 and reissue. Please include a copy of your articles of incorporation in your Exhibits. Refer to Item 601 of Regulation S-K for guidance.

Response

The Registrant has attached the articles of incorporation of the issue as Exhibit 3.1 hereto

Yours very truly,

/s/ Adam S. Tracy

Adam S. Tracy

Trimax Consulting, Inc.